Exhibit No. 21.1

SUBSIDIARIES OF REGISTRANT

As of June 30, 2009

1	.	Providential Capital, Inc.
Percentage of ownership: 100%
Business activity: Consulting and M&A advisory services

2	.	Providential Vietnam, Ltd.
Percentage of ownership: 100%
Business activity: Consulting

3	.	Philand Ranch Limited – UK
Percentage of ownership: 75.50%
Business activity: real estate development

4	.	PHI Mining Group, Inc., formerly DDC Industries, Inc.
Percentage of ownership: 82.71%
Business activity: Mining

5	.	Providential Energy Corporation
Percentage of ownership: 100%
Business activity: Independent Oil & Gas, Alternative Energy

6	.	Provimex, Inc
Percentage of ownership: 85%
Business activity: Trading and Imports/Exports

7	.	Vietnam Media Group, Inc., formerly Touchlink Communications, Inc.
Percentage of ownership: 85%
Business activity: Multi media